UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

--------------

Commission File Number: 001-35147

----------

Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

+86 (10) 8448-1818

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Renren Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Renren Inc. (the “Company”) is filing this current report on Form 6-K pursuant to an order issued by the U.S. Securities and Exchange Commission under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020 (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has significantly hindered the Company’s ability to file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by the original due date of April 30, 2020. Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the original due date.

Starting from early 2020, the Chinese government took a number of actions to attempt to contain the spread of COVID-19, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of being infected with COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities. Currently, people traveling to Beijing, where the Company’s headquarters are located, may be quarantined.

The Company has taken a series of measures in response to the outbreak to protect its employees, including temporarily closing offices and dealerships, facilitating remote working arrangements for its employees and cancelling business meetings and travel. These measures have reduced the Company’s ability to gather information from its dealerships and other offices and to organize such information for the use of its finance staff and outside advisors. As a result, the preparation of the Company’s Annual Report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the need to ensure the accuracy of the information presented to investors in the Annual Report, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business. In particular, one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. We currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. Based on the business disruption and reduced customer demand we have experienced to date, we expect that the COVID-19 outbreak will likely have a significant adverse impact on our results of operations in 2020.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this report is as of the date of this report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renren Inc.

/s/ Joseph Chen
Name:	Joseph Chen
Title:	Chairman and Chief Executive Officer

Date: April 28, 2020